Exhibit 12.2

TANGER PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Nine months ended September 30,
	2014	2013
Earnings:
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests	$53,432	$80,078
Add:
Distributed income of unconsolidated joint ventures	4,166	4,415
Amortization of capitalized interest	385	384
Interest expense	43,404	37,826
Portion of rent expense - interest factor	1,583	1,527
Total earnings	102,970	124,230

Fixed charges:
Interest expense	43,404	37,826
Capitalized interest and capitalized amortization of debt issue costs	3,897	976
Portion of rent expense - interest factor	1,583	1,527
Total fixed charges	$48,884	$40,329

Ratio of earnings to fixed charges	2.1	3.1